
05059054


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

Commission File No. 333 - 124849

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN DECEMBER 31, 2004 AND 2003

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS 4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...... 15

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Co-trustees
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003
(Dollars in thousands)

	2004	2003
Assets		
Cash	$ 4,792	$ 1,500
Investments	4,790,074	5,501,414
Due from brokers	10,087	7,691
Total assets	4,804,953	5,510,605
Liabilities		
Due to brokers	-	2,459
Other	-	296
Total liabilities	-	2,755
NET ASSETS AVAILABLE FOR BENEFITS	$4,804,953	$5,507,850

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 112,256
Participant	227,140
Total contributions	339,396
Investment income	
Net appreciation in fair value of investments	21,693
Interest and dividends	116,591
Proceeds from spin-off (Note G)	227,944
Other	1,281
Net investment income	367,509
Total additions	706,905
Deductions	
Benefits paid to participants	(603,359)
Other expenses	(328)
NET INCREASE PRIOR TO TRANSFERS	103,218
Plan transfers	
Transfers in (Note G)	15,592
Transfers out (Note G)	(821,707)
Total transfers	(806,115)
NET DECREASE AFTER TRANSFERS	(702,897)
Net assets available for benefits	
Beginning of year	5,507,850
End of year	$4,804,953

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda Chemical Industries, Ltd. of Japan), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Putnam Fiduciary Trust Company ("Putnam") serves as the custodian ("Custodian") and also the record keeper ("Record Keeper") of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). Putnam serves as a trustee ("Trustee") of the Trust, and three officers of Abbott serve as co-trustees of the Trust ("Co-trustees"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. Through March 31, 2003, the Trustee invested such funds in Abbott common shares periodically in accordance with stock-trading procedures established by the Co-trustees and agreed to by the Trustee. Effective April 1, 2003, employer contributions are invested each pay period on a pro rata basis in accordance with the employee's investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Through March 31, 2003, the Plan offered seven investment options: Abbott common shares, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund and Putnam S&P 500 Index Fund.

On April 1, 2003, the Plan replaced the Putnam S&P 500 Index Fund with the Vanguard Institutional Index Fund and all balances in the Putnam S&P 500 Index Fund were transferred to the Vanguard Institutional Index Fund. The Plan also added four other investment options: Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund and Vanguard Extended Market Index Fund.

On January 5, 2004, the Plan added two additional investment options: American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004 (see note G) may continue to hold the stock in their account.

Participants at any age may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2004 and 2003, forfeitures reduced Abbott's contributions by approximately $864,000 and $859,000, respectively. Approximately $27,000 and $6,000 of forfeitures were available at the end of 2004 and 2003, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or eligible for direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but after termination of employment distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans to Participants - Continued

is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The SRP Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts), and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield and crediting interest rates were approximately 5% for 2004 and 2003. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2004 and 2003 was $495,933,000 and $576,233,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira stock. Mutual and other pooled fund investment management fees are charged against the net assets of the respective fund. Abbott pays other Putnam record keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain prior-year amounts have been reclassified to conform to current-year presentation.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Abbott common shares	$2,876,551	$3,918,204

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C - INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2004 and 2003, is presented below:

	2004	2003
Abbott common shares, 61,662,406 and 84,081,628 shares, respectively (dollars in thousands)	$2,876,551	$3,918,204
Market value per share	$46.65	$46.60

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 82,579
Common shares/stock	(60,124)
	$ 21,693

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Co-trustees, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SPIN-OFF AND ACQUISITIONS

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. Abbott shareholders received one share of Hospira stock for every ten Abbott shares owned, resulting in proceeds of $228,000,000 to the Plan. Participants who received Hospira stock through this distribution may either continue to hold the stock in their account or transfer it to another investment option.

Hospira established a new retirement plan for its employees, the Hospira 401(k) Retirement Savings Plan ("Hospira Plan"). On April 30, 2004, approximately 7,600 participants in, and $822,000,000 of assets held by, the Plan were transferred to the Hospira Plan.

Abbott made various acquisitions in 2004, and as a result, the qualified profit sharing plans of the acquired companies were merged into the Plan. The effective date of the merger of the TheraSense, Inc. plan was August 2, 2004, and resulted in a transfer into the Plan of about $7,300,000. The effective date of the merger of the i-Stat Corporation plan was December 2, 2004, and resulted in a transfer into the Plan of about $7,100,000. Other Plan mergers resulted in transfers of about $1,200,000 into the Plan.

NOTE H - SUBSEQUENT EVENT

The Plan received notification in early 2005 that Putnam, which provided record-keeping, custodial and certain administrative services to the Plan, transferred such services to Mercer HR Outsourcing LLC, a Delaware limited liability company doing business as Mercer HR Services, and Mercer Trust Company, a New Hampshire bank.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares, 61,662,406 shares				$ 2,876,551
*Hospira, common shares, 5,833,108 shares				195,409
Mutual funds				
American Funds EuroPacific Growth Fund, Class R5 shares; 1,354,764				48,257
Dodge & Cox Balanced Fund, shares; 1,175,469				93,274
*George Putnam Fund of Boston, Class Y shares; 3,420,826				61,951
Growth Fund of America, Class R5 shares; 3,899,979				106,742
Investment Company of America Fund, Class R5 shares; 1,359,888				41,817
*Putnam Fund for Growth and Income, Class Y shares; 6,488,308				126,133
*Putnam International Equity Fund, Class Y shares; 3,536,084				84,194
*Putnam Voyager Fund, Class Y shares; 12,802,163				219,429
Washington Mutual Investors Fund, Class R5 shares; 1,808,962				55,662
Vanguard Extended Market Index Fund, shares; 2,885,920				90,560
Vanguard Institutional Index Fund, shares; 1,750,254				193,771
*Loans to participants, 4% to 10%				113,746
SRP Stable Value Fund, guaranteed investment contracts				
Allstate Life Insurance Co.	7.85 %	06/30/05		6,834
Canada Life Assurance Co.	3.70 %	08/19/05		5,192
Canada Life Assurance Co.	2.56 %	06/02/06		5,119
Canada Life Assurance Co.	2.95 %	08/15/06		5,179
GE Life & Annuity Assurance Co.	6.26 %	02/15/06		7,967
GE Life & Annuity Assurance Co.	5.72 %	02/15/06		5,531
GE Life & Annuity Assurance Co.	5.80 %	09/30/07		9,895
GE Life & Annuity Assurance Co.	4.32 %	11/16/07		7,475

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
GE Life & Annuity Assurance Co.	4.19 %	02/05/08		$ 5,535
GE Life & Annuity Assurance Co.	3.70 %	09/30/08		7,142
GE Life & Annuity Assurance Co.	4.13 %	01/02/09		8,903
GE Life & Annuity Assurance Co.	4.28 %	03/02/09		5,334
Hartford Life Insurance Co.	7.39 %	12/29/05		8,690
Hartford Life Insurance Co.	7.15 %	12/29/05		3,442
Hartford Life Insurance Co.	5.22 %	01/29/07		4,321
Hartford Life Insurance Co.	3.74 %	03/17/08		5,467
Hartford Life Insurance Co.	4.03 %	04/09/08		5,481
Hartford Life Insurance Co.	4.41 %	08/15/08		4,532
Hartford Life Insurance Co.	4.24 %	11/12/08		3,577
Hartford Life Insurance Co.	4.16 %	03/02/09		3,552
Jackson National Life Insurance Co.	4.14 %	09/01/09		10,089
John Hancock Mutual Life	5.52 %	06/30/07		9,929
Mass Mutual	7.05 %	06/30/05		3,411
Metropolitan Life Insurance Co.	6.99 %	03/31/05		880
Metropolitan Life Insurance Co.	3.09 %	12/15/05		4,549
Metropolitan Life Insurance Co.	5.07 %	03/30/07		12,878
Metropolitan Life Insurance Co.	5.56 %	06/04/07		4,401
Metropolitan Life Insurance Co.	4.04 %	09/28/07		9,320
Metropolitan Life Insurance Co.	4.35 %	01/10/08		4,666
Metropolitan Life Insurance Co.	2.45 %	02/15/08		8,713
Metropolitan Life Insurance Co.	3.94 %	08/01/08		4,443
Metropolitan Life Insurance Co.	4.38 %	11/11/08		5,374
Monumental Life Insurance Co.	5.79 %	09/30/05		1,082
Monumental Life Insurance Co.	4.81 %	06/15/06		7,703
Monumental Life Insurance Co.	5.54 %	01/26/07		13,105
Monumental Life Insurance Co.	4.59 %	06/30/09		10,222
Monumental Life Insurance Co.	4.13 %	12/31/09		10,037
New York Life	7.17 %	02/15/06		6,932
New York Life	5.27 %	06/30/06		8,965
New York Life	5.35 %	04/17/07		5,372
New York Life	5.79 %	08/15/07		6,253
New York Life	3.93 %	01/04/08		4,431
New York Life	3.06 %	06/18/08		12,140
New York Life	3.15 %	07/30/08		4,334
Pacific Life Insurance Co.	4.24 %	12/01/08		8,922
Pacific Life Insurance Co.	4.32 %	02/16/10		10,002
Principal Life Insurance Co.	7.24 %	12/29/05		1,434
Principal Life Insurance Co.	2.37 %	06/02/06		5,189
Principal Life Insurance Co.	5.43 %	01/26/07		12,006
Principal Life Insurance Co.	5.72 %	04/30/07		5,388
Protective Life Insurance Co.	5.58 %	08/15/05		2,197
Protective Life Insurance Co.	5.45 %	06/30/06		4,415
Protective Life Insurance Co.	4.17 %	02/15/08		5,304
Protective Life Insurance Co.	3.22 %	07/30/08		5,188

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Prudential Asset Management Co.	4.20 %	11/30/09		$ 7,544
Prudential Asset Management Co.	4.23 %	01/04/10		7,544
Security Life of Denver	7.50 %	02/15/05		1,288
Security Life of Denver	2.71 %	02/15/05		1,030
Security Life of Denver	4.22 %	09/30/09		10,130
Travelers Insurance Co.	5.82 %	09/30/05		1,154
Travelers Insurance Co.	6.01 %	11/15/05		4,943
Travelers Insurance Co.	7.10 %	02/16/06		10,418
Travelers Insurance Co.	5.35 %	06/30/06		4,350
Travelers Insurance Co.	4.10 %	09/30/07		4,309
Travelers Insurance Co.	4.15 %	12/31/07		4,266
Travelers Insurance Co.	2.36 %	02/15/08		4,353
Travelers Insurance Co.	3.98 %	10/30/09		10,099
* Mellon Bank STIF	1.04 %			62,708
				$ 4,790,074

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ABBOTT LABORATORIES
STOCK RETIREMENT PLAN (PUERTO RICO)
DECEMBER 31, 2004 AND 2003

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	14

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Co-trustees
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003
(Dollars in thousands)

	2004	2003
Assets		
Cash	$ 474	$ 6
Investments	201,878	182,312
Due from brokers	424	31
Total assets	202,776	182,349
Liabilities	4	3
NET ASSETS AVAILABLE FOR BENEFITS	$202,772	$182,346

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,226
Participant	9,802
Total contributions	15,028
Investment income	
Net appreciation in fair value of investments	2,906
Interest and dividends	4,590
Proceeds from spin-off (note G)	9,222
Net investment income	16,718
Total additions	31,746
Deductions	
Benefits paid to participants	(11,226)
Other expenses, net	(94)
Total deductions	(11,320)
NET INCREASE	20,426
Net assets available for benefits	
Beginning of year	182,346
End of year	$202,772

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company"), may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan. Putnam Fiduciary Trust Company ("Putnam") is the custodian ("Custodian") and also the record keeper ("Record Keeper") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and a committee comprised of three officers of Abbott (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott, and for the years ended December 31, 2004 and 2003 was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Through March 31, 2003, the Trustee invested such funds in Abbott common shares periodically in accordance with stock-trading procedures established by the Committee and agreed to by the Trustee. Effective April 1, 2003, employer contributions are invested each pay period according to the employee's investment elections.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Through March 31, 2003, the Plan offered seven investment options: Abbott common shares, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Equity Fund, and Putnam S&P 500 Index Fund.

On April 1, 2003, the Plan replaced the Putnam S&P 500 Index Fund with the Vanguard Institutional Index Fund and all balances in the Putnam S&P 500 Index Fund were transferred to the Vanguard Institutional Index Fund. The Plan also added four other investment options: Growth Fund of America, Investment Company of America Fund, Washington Mutual Investors Fund, and Vanguard Extended Market Index Fund.

On January 5, 2004 the Plan added two additional investment options: American Funds EuroPacific Growth Fund and Dodge & Cox Balanced Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off on April 30, 2004 (see note G), may continue to hold the stock in their account.

Participants at any age may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2004 and 2003, forfeitures reduced Abbott's contributions by $23,000 and $0, respectively. Approximately $0 and $9,000 of forfeitures available at the end of 2004 and 2003, respectively, to reduce future Abbott contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or are eligible for direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw the first 2% of their after-tax contributions in shares or in cash, subject to certain limitations. Participants may withdraw after-tax contributions in excess of 2% at any time.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of 15 years (or the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund that invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 5% for both 2004 and 2003. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as Net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Mutual fund investment fees are charged against the net assets of the respective fund. The Company pays other Putnam record-keeping and administration fees, where applicable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Abbott common shares	$152,084	$149,048

Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2004 and 2003, is presented below:

	2004	2003
Abbott common shares, 3,260,108 and 3,198,464 shares, respectively (dollars in thousands)	$152,084	$149,048
Market value per share	$46.65	$46.60

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$ 778
Common shares/stock	2,128
	$2,906

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and the Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and consequently is exempt from local income tax. The Plan has been amended since receiving the letter. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - HOSPIRA SPIN-OFF

On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. Abbott shareholders received proceeds of one share of Hospira stock for every ten Abbott shares owned. Participants who received Hospira stock through this distribution may either continue to hold the stock in their account or transfer it to another investment option.

NOTE H - SUBSEQUENT EVENT

The Plan received notification in early 2005 that Putnam, which provided record-keeping, custodial and certain administrative services to the Plan, transferred such services to Mercer HR Outsourcing LLC, a Delaware limited liability company doing business as Mercer HR Services, and Mercer Trust Company, a New Hampshire bank.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares, 3,260,108 shares		$152,084
*Hospira, common shares, 293,019 shares		9,816
Mutual funds		
American Funds EuroPacific Growth Fund, Class R5 shares; 13,480		480
Dodge & Cox Balanced Fund, shares; 2,143		170
*George Putnam Fund of Boston, Class Y shares; 51,142		926
Growth Fund of America, Class R5 shares; 16,691		457
Investment Company of America Fund, Class R5 shares; 4,566		140
*Putnam Fund for Growth and Income, Class Y shares; 98,236		1,910
*Putnam International Equity Fund, Class Y shares; 30,482		726
*Putnam Voyager Fund, Class Y shares; 222,860		3,820
Washington Mutual Investors Fund, Class R5 shares; 5,930		182
Vanguard Extended Market Index Fund, shares; 9,612		302
Vanguard Institutional Index Fund, shares; 13,730		1,520
Collective trust fund		
*Putnam Stable Value Fund, Class Y shares; 8,547,916		8,553
*Loans to participants, 4% to 9.5%		20,792
		$201,878

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

By: 

Stephen R. Fussell
Plan Administrator

Date: June 27, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253 and 333-124849).

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Exhibit 23.2

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-26685, 33-50452, 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224, 333-102180, 333-109253 and 333-124849).

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International